CHAPMAN AND CUTLER LLP
                     111 WEST MONROE STREET
                     CHICAGO, ILLINOIS 60603


                        November 12, 2008




Mr. Vincent J. Di Stefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


     Re: Diversified Fixed Income ETF Portfolio Series
                      File No. 333-154423

Dear Mr. Di Stefano:

     We received your comments regarding the Registration
Statement for FT 1888 Diversified Fixed Income ETF Portfolio
Series (the "Trust") on October 29, 2008.   This letter serves to
respond to your comments. For your convenience, we have structured our response to address each of your comments in the order in which you provided them to us.

1. Disclosure indicates that the Trust will invest in ETFs holding below investment grade securities, yet the risk disclosure does not address the risks of investing in such securities. Please include the appropriate disclosure and clarify that such securities are also known as junk bonds.

     Response: We have added the following language to the cover of the prospectus:

     "Certain of the ETFs invest in high-yield securities.  See
     "Risk Factors" for a discussion of the risk of investing in high-yield securities or "junk' bonds."

     In addition, we have added the specific risks pertaining to below investment grade securities, identified under "High Yield Securities" in the prospectus section "Risk Factors" appearing on page 11 of the prospectus, as well as on page 1 of the statement of additional information.

2. Please also include disclosure regarding credit risk and interest rate risk.

     Response: To the specific risks previously included in the prospectus, we have included the specific risks pertaining to credit risk and interest rate risk, identified as "Credit Risk" and "Interest Rate Risk" respectively, in the prospectus section "Risk Factors" appearing on page 12 of the prospectus.

     Additionally, because the portfolio contains ETFs which invest in subprime residential mortgage loans and emerging market securities, we have added language to the prospectus which identifies the risks of investing in such securities under the headings "Subprime Residential Mortgage Loans" and "Emerging Markets," respectively, in the section "Risk Factors" appearing on pages 11 and 12 of the prospectus, as well as on page 3 of the statement of additional information.

     We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Eric F. Fess at (312) 845-3781 or the undersigned at
(312) 845-3017.

                                Very truly yours,

                                Chapman and Cutler LLP



                                By  /s/ Brian D. Free
                                  ---------------------
                                     Brian D. Free